CUSIP No. M8737E108

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 18)*

Taro Pharmaceutical Industries Ltd.

(Name of Issuer)

Ordinary Shares, NIS 0.0001 nominal (par) value per share

(Title of Class of Securities)

M8737E108

(CUSIP Number)

Robert C. Rosselot

Assistant Secretary

Franklin Resources, Inc.

One Franklin Parkway

San Mateo, CA 94403

(650) 312-3000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 11, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8737E108

1. NAMES OF REPORTING PERSONS.

Franklin Resources, Inc.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [	]

(b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e) [	]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

None (See Item 5)

8. SHARED VOTING POWER

None (See Item 5)

9. SOLE DISPOSITIVE POWER

None (See Item 5)

10. SHARED DISPOSITIVE POWER

None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,159,765

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES [	]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.1%

14. TYPE OF REPORTING PERSON

HC, CO (See Item 5)

CUSIP No. M8737E108

1. NAMES OF REPORTING PERSONS.

Charles B. Johnson

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [	]

(b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e) [	]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

None (See Item 5)

8. SHARED VOTING POWER

None (See Item 5)

9. SOLE DISPOSITIVE POWER

None (See Item 5)

10. SHARED DISPOSITIVE POWER

None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,159,765

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES [	]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.1%

14. TYPE OF REPORTING PERSON

HC; IN (See Item 5)

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1. NAMES OF REPORTING PERSONS.

Rupert H. Johnson, Jr.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [	]

(b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e) [	]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

None (See Item 5)

8. SHARED VOTING POWER

None (See Item 5)

9. SOLE DISPOSITIVE POWER

None (See Item 5)

10. SHARED DISPOSITIVE POWER

None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,159,765

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES [	]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.1%

14. TYPE OF REPORTING PERSON

HC; IN (See Item 5)

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1. NAMES OF REPORTING PERSONS.

Templeton Asset Management Ltd.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [	]

(b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e) [	]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

5,159,765 (See Item 5)

8. SHARED VOTING POWER

None (See Item 5)

9. SOLE DISPOSITIVE POWER

5,159,765 (See Item 5)

10. SHARED DISPOSITIVE POWER

None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,159,765

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES [	]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.1%

14. TYPE OF REPORTING PERSON

IA, CO (See Item 5)

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This Amendment No. 18 amends and supplements the Schedule 13D originally filed by the reporting persons with the Securities and Exchange Commission (the “SEC”) on July 19, 2006 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on October 6, 2006 (“Amendment No. 1”), Amendment No. 2 filed on October 10, 2006 (“Amendment No. 2”), Amendment No. 3 filed on October 19, 2006 (“Amendment No. 3”), Amendment No. 4 filed on December 24, 2006 (“Amendment No. 4”), Amendment No. 5 filed on March 2, 2007 (“Amendment No. 5”), Amendment No. 6 filed on April 4, 2007 (“Amendment No. 6”), Amendment No. 7 filed on May 17, 2007 (“Amendment No. 7), Amendment No. 8 filed on June 6, 2007 (“Amendment No. 8), Amendment No. 9 filed on July 12, 2007 ("Amendment No. 9”), Amendment No. 10 filed on July 20, 2007 (“Amendment 10), Amendment No. 11 filed on July 30, 2007 ("Amendment No. 11"), Amendment No. 12 filed on December 20, 2007 ("Amendment No. 12"), Amendment No. 13 filed on July 14, 2008 ("Amendment No. 13"), Amendment No. 14 filed on July 24, 2008 ("Amendment No. 14"), Amendment No. 15 filed on September 25, 2008 ("Amendment No. 15"), Amendment No. 16 filed on October 2, 2008 ("Amendment No. 16"), and Amendment No. 17 filed on January 22, 2009 ("Amendment No. 17"). (Amendment No. 18, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, and Amendment No. 17 collectively, the “Schedule 13D”). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

Item 1. Security and Issuer

This statement relates to Ordinary Shares (the "Ordinary Shares") of Taro Pharmaceutical Industries Ltd. (the "Issuer"). The principal executive office of the Issuer is located at 14 Hakitor Street, Haifa Bay 26110, Israel.

Item 2. Identity and Background

(a)-(c)     The persons filing this Statement and the citizenship of such filers are listed on the cover pages hereto. The directors and principal executive officers of Franklin Resources, Inc. (“FRI”) and Templeton Asset Management Limited (“TAML”), their present principal occupations, citizenship and business addresses, and the business addresses of the filers are listed on Exhibit A.

(d)          During the last five years, none of the filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, none of the filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Item 3. Source and Amount of Funds or Other Consideration

The response set forth in Item 3 of the Schedule 13D is hereby amended by deleting the text of Item 3 in its entirety and replacing it with the following:

The securities reported herein were acquired with funds of approximately $52.4 million (including brokerage commissions). All such funds were provided from investment capital of one or more open- or closed-end investment companies or other managed accounts that are managed by TAML, an indirect wholly-owned subsidiary of FRI.

Item 4. Purpose of Transaction

TAML purchased the Ordinary Shares for its investment management clients for the purpose of investment. All such purchases were made in the open market in the ordinary course of TAML’s business. None of TAML and any other reporting persons covered by this Schedule 13D currently has any plans or proposals that relate to or would result in any of the actions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D, except as otherwise set forth herein. TAML is concerned with the effect on the value of its investment management clients’ investment in the Issuer of the Issuer’s failure to timely file its financial statements for the fiscal year ended December 31, 2005, the consequential delisting of the Ordinary Shares from The NASDAQ Global Select Market and the Issuer’s failure to file audited financial statements for the fiscal years ended December 31, 2006, 2007 and 2008. The explanations publicly announced by the Issuer for its failure to file the financial statements have not allayed these concerns. Accordingly, TAML, together with the other reporting persons, filed this Schedule 13D to provide TAML flexibility to explore appropriate action that it, alone or together with other shareholders in the Issuer, could take to better evaluate and ultimately rectify their concerns. Such actions may include engaging in discussions with the Issuer, members of its Board of Directors, its officers, shareholders and others.

On October 18, 2006, counsel, on behalf of certain reporting persons, sent a letter to the Issuer (through counsel), the English translation of which is incorporated by reference herein as Exhibit E, demanding, among other things, that a shareholders meeting be held promptly.

On December 24, 2006, counsel, on behalf of certain reporting persons, sent a letter to the Issuer and certain counsel, the English translation of which is incorporated by reference herein as Exhibit F, demanding, among other things, that the Issuer exercise all its rights against officers of the Issuer, against members of the audit committee, against the Issuer’s internal auditor, against members of the board of directors and against any other person to recover the Issuer’s damages and losses incurred by their acts and omissions, among other things, as specified in the letter and in accordance with any other cause of action available to the Issuer pursuant to a contract or any law.

On March 28, 2007, counsel, on behalf of certain reporting persons, sent a letter to the

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Issuer’s counsel, the English translation of which is incorporated by reference herein as Exhibit G, responding to the Issuer’s Form 20-F filed with the SEC on March 20, 2007, and press release filed March 23, 2007. That press release stated, among other things, that the Issuer retained a financial advisor to assist it in pursuing strategic alternatives, including an equity investment, an infusion of working capital, or the purchase of the Issuer’s outstanding shares. The letter of March 28, 2007, among other things: (a) warned the Issuer, its controlling shareholders and directors not to adopt any steps not in the normal course of business, including steps that would affect the Issuer's capital and/or the structure of its capital and/or ownership of its shares and/or ownership of its controlling shareholders’ shares, without receiving the shareholders' consent before their completion; (b) demanded that in the event of a sale of the Issuer's and/or its controlling shareholders’ shares to any third party, such party give reasonable prior notice thereof and offer the reporting persons the opportunity to sell their shares on the same terms; and (c) stated that if the Issuer continued to act without informing the shareholders and considering the interests of all shareholders, the reporting persons would adopt legal measures to preserve the rights and interests of all shareholders. Counsel for the Issuer responded in a letter dated April 22, 2007, a copy of which is incorporated by reference herein as Exhibit H, rejecting all facts, claims and demands made in the letter of March 28, 2007.

On April 29, 2007, counsel for certain of the reporting persons sent a letter to the Issuer, a copy of which is incorporated by reference herein as Exhibit I, demanding that the Issuer file an action against Zvi Rosenthal, Vice President of the Issuer between 2001 and 2005, for misuse of inside information and breach of fiduciary duty to the Issuer. The demand arose out of criminal proceedings instituted by the SEC against Mr. Rosenthal and others for conspiring to commit securities fraud as a result of Mr. Rosenthal tipping his sons with confidential information concerning the Issuer, to which Mr. Rosenthal pled guilty, and a subsequent civil suit filed by the SEC against Mr. Rosenthal and others in federal district court arising out of the same actions. The letter also demanded that the Issuer file an action against its officers whose actions and omissions enabled Mr. Rosenthal to so misuse inside information.

On May 10, 2007, counsel for certain of the reporting persons filed in the District Court in Tel Aviv Jaffo (the “District Court”) an Opening Motion, a copy of which is incorporated by reference herein as Exhibit J, asking the court to declare that the Issuer’s affairs are being conducted in a manner that oppresses the minority shareholders, and among other things, to order the Issuer and certain of its affiliates to: (a) provide to the shareholders the information to which they are entitled under law and the Issuer’s articles of incorporation, including the Issuer’s books, the findings of the independent examiner appointed by the Issuer’s audit committee (the “independent examiner”) to examine its affairs, the Issuer’s agreements with the Blackstone Group, invitations to make offers to purchase the Issuer or its assets and any such offers received by the Issuer; (b) permit the minority shareholders to appoint a representative on the Issuer’s board of directors and require that any resolution passed by the directors also be approved by the independent directors; (c) amend the Issuer’s articles of association to require court approval before

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the Issuer issues securities or its controlling shareholders may sell their shares; (d) allow the minority shareholders to sell their shares under the same conditions offered to the controlling shareholders; and (e) appoint a permanent Special Administrator (in addition to a Special Temporary Administrator as described below) to ensure that the Issuer’s affairs are no longer conducted by oppressive means. On the same date, counsel also filed a motion in the District Court, a copy of which is incorporated by reference herein as Exhibit K, requesting that the court, among other things: (a) appoint a Special Temporary Administrator authorized to demand and receive from the Issuer, and to make copies of, any information relating to the Issuer’s affairs held by the Issuer or anyone on its behalf, all documents relating to the Issuer’s ongoing management and bookkeeping, and information regarding engagements the Issuer is about to carry out with third parties, and to report to the court information necessary to prevent further oppression of the minority shareholders; and (b) instruct the Issuer to order the independent examiner to put its findings and conclusions in a written report as soon as possible, and to immediately forward such report to the Special Temporary Administrator.

Although the District Court has not granted the provisional remedies requested, this motion is still pending. Given that the results of the various pending appeals with the Israel Supreme Court discussed below will influence the scope of this motion, the District Court has granted an extension until April 30, 2009 for the applicant to update the District Court on how it would like to proceed with this motion.

On May 27, 2007, counsel, on behalf of certain reporting persons, sent two letters to the Issuer’s counsel, the English translations of which are incorporated by reference herein as Exhibits L and M. One letter stated, among other things, that the proposed merger of the Issuer into a subsidiary of Sun Pharmaceutical Industries Ltd. (“Sun”) is in fact a tender offer subject to approval by the Issuer’s internal audit committee and board of directors, in each case without the directors that have a personal interest in the proposed transaction, and by 95% of the Issuer’s shareholders in a general meeting, including approval by a third of the shareholders without an interest in the transaction. That letter stated that the Issuer’s directors have not followed appropriate corporate governance procedures for approving the transaction because of their personal interest in it, and that as a result the transaction is void. That letter also stated that such reporting persons intend to apply to the District Court to obtain a decision that the proposed transactions between the Issuer and Sun are void. The second letter requested that the Issuer produce to such counsel, among other things, certain documents relating to the proposed transactions between the Issuer and Sun, proposals submitted to the Issuer other than Sun’s, agreements between the Issuer and the Blackstone Group, offers for proposals sent by the Issuer or the Blackstone Group on its behalf, fairness and other opinions obtained in connection with the Issuer’s proposed transactions with Sun, documents relating to the appointment and findings of the independent examiner, employment agreements and resignation letters of the Issuer’s senior vice president and chief financial officer and certain other employees and documents relating to the Issuer’s delisting from the NASDAQ stock market.

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On June 12, 2007, counsel for certain of the reporting persons filed in the District Court an Opening Motion, a copy of which is incorporated by reference herein as Exhibit N, asking the court to order and declare (a) that the purported allotment of 6,787,500 shares of the Issuer to Sun at a price of $6 per share is null and void; and (b) that the granting of an option by the Issuer to Sun for an additional allotment of 7,500,000 shares at a price of $6 per share over the course of three years is invalid and void.  This motion was not heard on the merits, but rather rejected. On June 26 2008, the claimants filed an appeal with the Israel Supreme Court. A hearing is scheduled for July 27, 2009.

On July 11, 2007, Mark Mobius, Executive Chairman of TAML, sent a letter to the Issuer, a copy of which is incorporated by reference herein as Exhibit O, requesting, among other things, that the directors, management, controllers and advisors of the Issuer cancel the proposed merger with Sun and reveal critical information regarding the financial status of the Issuer to all of its shareholders.

On July 19, 2007, Mr. Mobius sent another letter dated July 16, 2007, to the Issuer, a copy of which is incorporated by reference herein as Exhibit P, that, among other things, urged the Issuer to immediately act in the best interests of all shareholders by: (a) revealing audited financial accounts, (b) revealing the results of the independent audit done in 2006, (c) revealing the full details of the fairness opinion done by Merrill Lynch in connection with the proposed Sun merger, (d) revealing the full findings by AlixPartners LLP, and (e) revealing the terms and conditions relating to the Issuer's creditors.

On July 30, 2007, Mr. Mobius sent a further letter dated July 23, 2007, to the Issuer, a copy of which is incorporated by reference herein as Exhibit Q, that, among other things, expressed surprise at the postponement by the Issuer of its Shareholders Meetings which were scheduled for July 23, 2007 and stated that the cancellation of the meetings was invalid and it should now be assumed that the merger was rejected by the shareholders.  That letter also referred to the details of those shareholders voting in the meetings (and the way they voted) having been already requested,  but this information not having been furnished yet and that TAML and other shareholders had been opposed to the merger, inter alia, because of the lack of full information regarding the financial status of the Issuer, the relatively low price paid for a company operating in this highly attractive sector, and the unequal treatment afforded minority shareholders.  That letter also expressed the hope that management of the Issuer and its controllers would take the opportunity to release to the public all relevant documents and data with respect to the merger including the audited financial statements for 2006 and the financial results for the first two quarters of 2007 so that shareholders could properly assess what would be the fair price for the Issuer's shares.  That letter also stated that it was also important for the controllers of the Issuer to reveal any separate agreements that were made with Sun and with their financial advisers regarding the share sale, if there are any, or to confirm that there are none.  That letter also requested more details about the Issuer's release from its non-solicitation obligations included in the Merger Agreement dated May 18, 2007, among the Issuer, Sun and affiliates of Sun, and urged the Issuer's management to discuss

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and furnish information to the minority shareholders and to explore possible alternative transactions, including inviting other financial and strategic investors to review the investment opportunity.  That letter further expressed the belief that all shareholders should be given the same opportunity to participate in any restructuring effort, expressed the feeling that selling shares to Sun at $6 per share is discriminatory to minority shareholders, and expressed willingness, subject to proper due diligence, to inject further capital at $6.  That letter in addition requested consideration be given to replacement of the management and the board of the Issuer.

On July 10, 2008, TAML issued a press release, a copy of which is incorporated by reference herein as Exhibit R, announcing its rejection of the tender offer by an affiliate of Sun for the Ordinary Shares of the Issuer. The press release indicated that TAML believes that the offer price of $7.75 per Ordinary Share undervalues the Ordinary Shares, particularly in light of the Issuer's operational improvements and improvement in earnings. The press release further noted that this determination reflects the recommendation of Glass Lewis and RiskMetrics Group against approval of the merger by the holders of the Ordinary Shares in July 2007. TAML also expressed its support for the plan of the Issuer's board of directors to re-list the Ordinary Shares on NASDAQ and to release the fully audited financial reports for the past years.

The Issuer and certain of its directors filed an Opening Motion in the District Court claiming that Sun was required to make a Special Tender Offer ("STO") when it exercised an option from the Levitt and Moros families to purchase their shares of the Issuer for $7.75 each. Certain of the reporting persons requested to join the proceedings and the District Court granted such request. Generally, under the Israeli Companies Law, whenever a person purchases more than 45% of a company’s voting rights, when there is no other person holding more than 45% of such rights, an STO is required. On August 26, 2008, the District Court rejected the motion and the Issuer and its directors that were parties to the Opening Motion filed an appeal with the Supreme Court. The reporting persons who had joined the Opening Motion asked the Supreme Court to be regarded as appellants and this request was granted. The Supreme Court held a hearing on December 8, 2008, at which it directed the parties to try and resolve the matter in an amicable way within 30 days. On January 7, 2009, Sun informed the Supreme Court that the deliberations with the Issuer have not been fruitful. On the same date, certain of the reporting persons notified the Supreme Court that although Sun promised to provide a detailed offer within 30 days, it did not approach them with an offer. They and the Issuer requested that the Supreme Court issue a verdict on the merits. The parties agreed on January 26, 2009, to submit the dispute to mediation for 30 days. The Supreme Court held on January 27, 2009, that the parties shall update the court after the completion of the mediation period and if the parties cannot reach an agreement then the court will issue a decision.

At the annual general meeting of the Issuer scheduled to be held on December 31, 2009, TAML does not intend to vote any of the shares over which it has voting power in favor of the election of directors nominated by the Issuer nor for the enhanced indemnification

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provisions proposed by the Issuer.  TAML believes that support for the Issuer's nominees and for the indemnification provision is not warranted by the record of the Issuer's Board and management.  TAML disclosed its intent with respect to voting at the annual general meeting in a press released attached as Exhibit S.

TAML has been contacted by various parties, some of whom have expressed an interest in resolving the claims asserted by or on behalf of certain reporting persons.  These discussions, and discussions with others may result in the sale of all or a portion of the Ordinary Shares.

TAML’s investment management clients may in the future acquire additional Ordinary Shares or other securities of the Issuer, in the open market, in privately-negotiated purchases or otherwise, and may also dispose of all or a portion of the Ordinary Shares in one or more transactions. TAML has purchased and/or disposed of a portion of such Ordinary Shares and may continue to do so. Additionally, TAML’s investment management clients reserve the right to exercise any and all of their respective rights as stockholders of the Issuer in a manner consistent with their equity interests and reserve the right from time to time to formulate plans or proposals regarding the Issuer or any of its securities, including without limitation to carry out any of the actions or transactions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D, to the extent deemed advisable by TAML.

Franklin Resources, Inc. may from time to time disclose information regarding the litigation discussed in this Item 4 in its periodic reports. To the extent such disclosure is made, the discussion in this Item 4 is qualified in its entirety by such disclosure.

Item 5. Interest in Securities of the Issuer

The response set forth in Item 5 of the Schedule 13D is hereby amended by deleting the text of Item 5 in its entirety and replacing it with the following:

(a-b) The 5,159,765 shares of Ordinary Shares of the Issuer (the “Securities”), representing 13.1% of the outstanding Ordinary Shares, are beneficially owned by one or more open- or closed-end investment companies or other managed accounts that are investment management clients of TAML. Investment management contracts grant to TAML all investment and/or voting power over the securities owned by such clients, except as otherwise disclosed below. Therefore, for purposes of Rule 13d-3 under the Act, TAML may be deemed to be the beneficial owners of the Securities.

Beneficial ownership is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by Franklin Mutual Advisers, LLC (“FMA”), an indirect wholly-owned investment management subsidiary of FRI, are exercised independently from FRI and from all other investment management subsidiaries of FRI (FRI, its affiliates and the investment

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management subsidiaries other than FMA are, collectively, “FRI affiliates”). Furthermore, internal policies and procedures of FMA and FRI establish informational barriers that prevent the flow between FMA and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective investment management clients. Consequently, FMA and the FRI affiliates report the securities over which they hold investment and voting power separately from each other for purposes of Section 13 of the Act.

The Principal Shareholders each own in excess of 10% of the outstanding common stock of FRI and are the principal stockholders of FRI. FRI and the Principal Shareholders may be deemed to be, for purposes of Rule 13d-3 under the Act, the beneficial owners of securities held by persons and entities for whom or for which FRI subsidiaries provide investment management services. The number of shares that FRI and the Principal Shareholders may be deemed to beneficially own and the percentage of the class of which such shares are a part are reported in Items 11 and 13 of the cover pages for FRI and each of the Principal Shareholders. FRI, the Principal Shareholders and TAML disclaim any pecuniary interest in any of the Securities. In addition, the filing of this Schedule 13D on behalf of the Principal Shareholders, FRI and FRI affiliates, as applicable, should not be construed as an admission that any of them is, and each disclaims that it is, the beneficial owner, as defined in Rule 13d-3, of any of the Securities.

FRI, the Principal Shareholders, and TAML believe that they are not a “group” within the meaning of Rule 13d-5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of the Securities held by any of them or by any persons or entities for whom or for which FRI subsidiaries provide investment management services.

The number of Ordinary Shares as to which each reporting person on this Schedule 13D has:

(i) Sole power to vote or to direct the vote of the Ordinary Shares:

Franklin Resources, Inc.:	0
Charles B. Johnson:	0
Rupert H. Johnson, Jr.:	0
Templeton Asset Management Ltd.:	5,159,765

(ii) Shared power to vote or to direct the vote of the Ordinary Shares:

0

(iii) Sole power to dispose or to direct the disposition of the Ordinary Shares:

Franklin Resources, Inc.:	0
Charles B. Johnson:	0

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Rupert H. Johnson, Jr.:	0
Templeton Asset Management Ltd.:	5,159,765

(iv) Shared power to dispose or to direct the disposition of the Ordinary Shares:

0

(c) Other than the transactions described in Exhibit B of this statement, none of the reporting persons nor, to the best of their knowledge, any of the persons listed in Exhibit A, have effected any transactions in the Ordinary Shares during the 60-day period preceding the date this statement was filed.

(d) No person other than the clients of TAML is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities being reported herein. Templeton Developing Markets Trust holds 2,155,198 shares, or 5.5% of such securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as disclosed above, no persons named in Item 2 herein, nor to the best of such person’s knowledge, no person named in Exhibit A hereto, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

The response set forth in Item 7 of the Schedule 13D is amended by deleting Exhibit A in its entirety and by adding the following:

Exhibit A:	Executive Officers and Directors of Reporting Persons

Exhibit B:	Transactions in the Past 60 Days

Exhibit C:      Joint Filing Agreement, dated as of August 4, 2006, incorporated by reference to the Original Schedule 13D

Exhibit D:      Powers of Attorney, incorporated by reference to Exhibit D of Amendment No. 7

Exhibit E:      Letter, dated October 18, 2006, sent by Counsel, on Behalf of Certain Reporting Persons to the Issuer, incorporated by reference to Amendment No. 3

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Exhibit F:      Letter, dated December 24, 2006, Sent to the Issuer and Certain Counsel from Counsel on Behalf of Certain Reporting Persons, incorporated by reference to Amendment No. 4

Exhibit G:      Letter, dated March 28, 2007, Sent to the Issuer and Certain Counsel from Counsel on Behalf of Certain Reporting Persons, incorporated by reference to Amendment No. 6

Exhibit H:      Letter, dated April 22, 2007, Sent to Counsel of Certain Reporting Persons on Behalf of the Issuer, incorporated by reference to Amendment No. 7

Exhibit I:       Letter dated April 29, 2007, Sent to the Issuer and Certain Counsel from Counsel on Behalf of Certain Reporting Persons, incorporated by reference to Amendment No. 7

Exhibit J:        Opening Motion Filed in the District Court in Tel Aviv Jaffo on Behalf of Certain Reporting Persons on May 10, 2007 (without appendices) , incorporated by reference to Amendment No. 7

Exhibit K:       Urgent Motion for the Appointing of a Special Temporary Administrator Filed in the District Court in Tel Aviv Jaffo on Behalf of Certain Reporting Persons on May 10, 2007 (without appendices), incorporated by reference to Amendment No. 7

Exhibit L:       Letter dated May 27, 2007, Re: Opening Motion 585/07 Franklin Advisers, Inc. v. Taro Pharmaceutical Industries Ltd., Sent to the Issuer and Certain Counsel from Counsel on Behalf of Certain Reporting Persons, incorporated by reference to Amendment No. 8

Exhibit M:      Letter dated May 27, 2007, Re: Voidance of the Transactions between Taro Pharmaceutical Industries Ltd. and Sun Pharmaceutical Industries Ltd., Sent to the Issuer and Certain Counsel from Counsel on Behalf of Certain Reporting Persons, incorporated by reference to Amendment No. 8

Exhibit N:       Opening Motion Filed in the District Court in Tel Aviv Jaffo on Behalf of Certain Reporting Persons on June 12, 2007 (without attachments), incorporated by reference to Amendment No. 9

Exhibit O:       Letter dated July 11, 2007, Sent to the Issuer from Mark Mobius, Executive Chairman of TAML, incorporated by reference to Amendment No. 9

Exhibit P:       Letter dated July 16, 2007, Sent to the Issuer from Mark Mobius, Executive Chairman of TAML, incorporated by reference to Amendment No. 10

Exhibit Q:       Letter dated July 23, 2007, Sent to the Issuer from Mark Mobius, Executive Chairman of TAML, incorporated by reference to Amendment No. 11

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Exhibit R:       Press release issued by TAML dated July 10, 2008, incorporated by reference to Amendment No. 13

Exhibit S:	Press release issued by TAML dated December 11, 2009

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 17, 2009

FRANKLIN RESOURCES, INC.

CHARLES B. JOHNSON

RUPERT H. JOHNSON, JR.

By:/s/ROBERT C. ROSSELOT____________

Robert C. Rosselot

Assistant Secretary of Franklin Resources, Inc.

Attorney-in-Fact for Charles B. Johnson pursuant to a Power of Attorney filed as Exhibit D to Amendment No. 7

Attorney-in-Fact for Rupert H. Johnson, Jr. pursuant to a Power of Attorney filed as Exhibit D to Amendment No. 7

TEMPLETON ASSET MANAGEMENT LTD.

By:/s/JED A. PLAFKER_________________

Jed A. Plafker

Director of Templeton Asset Management Ltd.

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CUSIP No. M8737E108

EXHIBIT A

EXECUTIVE OFFICERS AND DIRECTORS OF REPORTING PERSONS

Except where otherwise noted, each of the individuals named below is a citizen of the United States with a principal business address as indicated below.

Name	Principal Occupation	Residence or Business Address
Charles B. Johnson	Chairman of the Board and Director, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Rupert H. Johnson, Jr.	Vice Chairman and Director, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Anne M. Tatlock	Director, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Samuel H. Armacost	Director, FRI; Chairman of the Board, SRI International	SRI International 333 Ravenswood Avenue Menlo Park, CA 94025
Charles Crocker	Director, FRI; Chairman and CEO, Crocker Capital	Crocker Capital One Post Street, Suite 2515 San Francisco, CA 94104
Joseph R. Hardiman	Director, FRI; Retired	NEA 1119 St. Paul Street Baltimore, MD 21202
Robert D. Joffe	Director, FRI; Partner, Cravath, Swaine & Moore LLP	Cravath, Swaine & Moore LLP 825 Eighth Ave. New York, NY 10019
Thomas H. Kean	Director, FRI; Chairman, The Robert Wood Johnson Foundation	THK Consulting, LLC 49 Route 202, PO Box 810 Far Hills, NJ07931
Chutta Ratnathicam	Director, FRI; Retired	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906

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CUSIP No. M8737E108

Peter M. Sacerdote	Director, FRI; Chairman, Whale Rock Capital Management, LLC (a capital management firm)	Whale Rock Capital Management, LLC 767 Third Avenue, 6th floor New York, NY 10017
Laura Stein	Director, FRI; Senior Vice President – General Counsel, The Clorox Company	The Clorox Company 1221 Broadway Oakland, CA 94612-1888
Louis E. Woodworth	Director, FRI; President, Alpine Corporation	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Gregory E. Johnson	Chief Executive Officer, President and a Director, FRI; Director, TAML	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Vijay C. Advani (Citizen of India)	Executive Vice President - Global Distribution, FRI; Director, TAML	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Craig S. Tyle	Executive Vice President and General Counsel, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Murray L. Simpson	Executive Vice President, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
William Y. Yun	Executive Vice President – Alternative Strategies, FRI	Fiduciary Trust Company International 600 5th Avenue, 5th Floor New York, NY 10020-2302

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CUSIP No. M8737E108

Jennifer J. Bolt	Executive Vice President – Operations and Technology, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
John M. Lusk	Executive Vice President – Portfolio Operations, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Norman R. Frisbie, Jr.	Senior Vice President and Chief Administrative Officer, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Kenneth A. Lewis	Executive Vice President and Chief Financial Officer, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Leslie M. Kratter	Senior Vice President and Assistant Secretary, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Penelope S. Alexander	Vice President, Human Resources – U.S., FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Holly E. Gibson	Vice President, Corporate Communications, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Donna S. Ikeda	Vice President, Human Resources – International, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Mark L. Constant	Treasurer, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906

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CUSIP No. M8737E108

Maria Gray	Secretary, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Dennis Chong Boon Lim (Citizen of Singapore)	Co-Chief Executive Officer and Director, TAML	Templeton Asset Management Ltd. 7 Temasek Boulevard #38-03 Suntec Tower One Singapore 038987
Mark Banks Browning (British Citizen)	Co-Chief Executive Officer and Director, TAML	Templeton Asset Management Ltd. 7 Temasek Boulevard #38-03 Suntec Tower One Singapore 038987
Gregory E. McGowan	Director, TAML	Franklin Templeton Companies LLC 500 E. Broward Boulevard Ft. Lauderdale, FL 33394
Mark J. Mobius (Citizen of Germany)	Managing Director, TAML	Templeton Asset Management Ltd. 17th Floor, Chater House 8 Connaught Road Central, Hong Kong
Wai Kwok Tom Wu (British National (Overseas -Hong Kong)	Director, TAML	Templeton Asset Management Ltd. 17th Floor, Chater House 8 Connaught Road Central, Hong Kong
Kellie Hargraves	Chief Compliance Officer, TAML	Franklin Templeton Investment Management Ltd. Nos 1-11 John Adams Street 11th Floor London, United Kingdom

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CUSIP No. M8737E108

FRI:	Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906

A diversified financial services holding company whose primary business is providing, through operating subsidiaries, management, administrative and distribution services to the open- and closed-end investment companies comprising the Franklin Templeton Group of Funds, managed accounts and other investment products. FRI is the indirect parent of TAML (see further description below) and the direct parent of Franklin Advisers, Inc.

TAML:	Templeton Asset Management Ltd.
7 Temasek Boulevard
Suntec Tower One, #38-3
Singapore 038987

An investment adviser registered with the SEC and investment manager or sub-adviser to a number of U.S. registered open-end and closed-end investment companies in the Franklin Templeton Group of Funds, non-U.S. investment funds and private client accounts. TAML is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which in turn is a wholly-owned subsidiary of FRI.

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EXHIBIT B

TRANSACTIONS IN THE PAST 60 DAYS

Each of the transactions described below was a purchase by TAML on behalf of its investment management clients of Ordinary Shares of the Issuer in the open market.

Date of Transaction	Number of Shares	Price per Share (in U.S. Dollars)
None

EXHIBIT S

FROM:	Templeton Asset Management Ltd. Corporate Communications:

Dorine Johnson, London, +44 20 7073 8538

Bill Weeks, New York, +1 212-632-3204

For Immediate Release

TEMPLETON ASSET MANAGEMENT CALLS FOR URGENT SHAREHOLDER ACTION

ON TARO PHARMACEUTICALS

London, 11 December 2009 – Templeton Asset Management Ltd. (“Templeton Emerging Markets Team”) today announced that it intended to vote its shares AGAINST the proposal to increase the indemnification of directors and management of Taro Pharmaceutical ("Taro") and AGAINST the re-election of the management slate of directors. Templeton Emerging Markets Team called for all Taro shareholders to take urgent action to withhold support of management and incumbent directors, reject indemnification and demand audited financial statements.

Mark Mobius, executive chairman of Templeton Asset Management, said: "The current board and management of the company have proven unwilling or unable to run the company in the interest of its shareholders; and, in our view, they do not deserve the support of Taro's shareholders. We urge shareholders to block the proposed indemnification requested by Taro’s Chairman and to demand the disclosure of audited financial accounts. After independent and dispassionate analysis, we have come to the conclusion that it is time for a replacement of the management of Taro Pharmaceuticals, which can only be introduced by a change of control.  All shareholders should push for full transparency, re-listing of Taro’s shares on NASDAQ, and the introduction of a new, professional board that acts in the interest of all shareholders and releases audited accounts."

In support of this proposal, Mobius noted the following:

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CUSIP No. M8737E108

•

Templeton Emerging Markets Team and other minority shareholders have been demanding the disclosure of Taro’s audited financial accounts for over three years now. The financial reports for the years 2005-2008 as well as for the first three quarters of 2009 have not been published.

•	Taro’s Board has failed to provide reasonable answers as to why those accounts have not been released for such a long period of time.
•

As a result of the failure to disclose the financial audit, Taro was forced to de-list its shares from NASDAQ in December 2006. Since then, shareholders are faced with severe liquidity and trading issues and are confronted with total lack of transparency.

•

Shortly before the de-listing from NASDAQ, Taro shareholders were surprised to be informed about the departure of the CFO and other personnel, without ever receiving a full explanation of the company’s problems and difficulties.

•	Despite the recent demand of Templeton, for the auditor to be present at the shareholders meeting to update on the status of the audit, the meeting was held without the auditor present.
•

Thus far this year, Taro management has spent $14.5 million of the company's money for professional and consulting fees to work on the audit, without any results. This is a very large amount of money which exceeds, by far, the regular fees paid by companies of that size. Templeton is deeply concerned about the company’s financial situation, its assets and liquidity.

•

The graphs and financial data that the Chairman released in his 8 December 2009 letters were not audited and thus cannot be relied upon. As we have seen in the past, Taro had to restate un-audited financials for a number of years. Information released to shareholders has been misleading and wrong.

•

For example, on 22 May 2009, Taro’s management restated previously issued results for 2004 and 2005, and revised its previously announced un-audited and un-reviewed estimates of its financial results for 2006, 2007 and 2008.

•

In view of these circumstances it is absurd that Taro’s Chairman is attempting to obtain indemnification for board members (especially in light of the accounting and non-publication issues) without previously disclosing audited accounts. This is highly alarming and must be prevented at all costs.

•

Taro’s Chairman recently wrote: “....we are concerned that, if Sun seizes control of Taro, minority shareholders may fall victim to the same fate as the minority shareholders of another Sun-controlled public company.” On the contrary, from our perspective as the second largest minority shareholder, Taro shareholders have undoubtedly fallen victim to Taro’s scandalous mismanagement.

•	We have no confidence left in the quality of the Board of Taro Pharmaceuticals in view of the failure to provide the most essential rights to shareholders.

Templeton Asset Management Ltd. is a wholly owned subsidiary of Franklin Resources, Inc. [NYSE:BEN], a global investment management organization operating as Franklin Templeton Investments. Franklin Templeton Investments provides global and domestic investment management solutions managed by its Franklin, Templeton, Mutual Series, Fiduciary Trust, Darby and Bissett investment teams. The San Mateo, CA-based company has more than 60 years of investment experience and over $539 billion in assets under management as of 30 November 2009. For more information, please visit franklintempleton.com.uk.

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